January 17, 2020

William Clancy
Chief Financial Officer
Vishay Precision Group, Inc.
3 Great Valley Parkway
Suite 150
Malvern, PA 19355

       Re: Vishay Precision Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 14, 2019
           File No. 001-34679

Dear Mr. Clancy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing